FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES VARIOUS RECENT AMENDMENTS TO ARTICLES OF INCORPORATION, INCLUDING NAME CHANGE

Panama City, Panama, June 22, 2009 – Banco Latinoamericano de Exportaciones, S.A. (Bladex) (NYSE: BLX), announced today various amendments to the Bank’s Articles of Incorporation approved by shareholders at the annual shareholders’ meeting that took place on April 15, 2009.  The amendments, which became effective June 17, 2009, included, among others, the following:

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An amendment to change the name of the Bank from “Banco Latinoamericano de Exportaciones, S.A.” to “Banco Latinoamericano de Comercio Exterior, S.A.” in Spanish, and from “Latin American Export Bank” to “Foreign Trade Bank of Latin America, Inc.” in English.  The Bank will continue to use the name “Bladex” in order to identify itself for branding, marketing and other purposes.

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An amendment to broaden the scope of the Bank’s activities to encompass all types of banking, investment, and financial or other businesses that support foreign trade flows and the development of Latin American countries.

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Amendments authorizing (1) the increase in the total share capital of the Bank to 290 million shares, which includes up to ten million new shares of preferred stock, par value US$10.00 per share, to be issued in one or more series from time to time at the discretion of the Bank’s Board of Directors; and (2) the establishment of a new class of common shares (class F) only to be issued to (a) state entities and agencies of non-Latin American countries, including, among others, central banks and those banks with the related state agency as the majority shareholder, and (b) multilateral institutions that are international or regional institutions.  The class F common shares will not have any special privileges with respect to voting rights, and each class F common share will entitle its holder to one vote at any of the Bank’s shareholder meetings, and to cumulative voting rights with respect to the election of directors of its class.  The authorized number of class A, B and E common shares, and the rights and privileges associated with these common shares, have not changed.

For questions, please contact:

 Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama
 Attention:  Mr. Jaime Celorio, Senior Vice President  & Chief Financial Officer
 Tel.: (507) 210-8630, E-mail: jcelorio@bladex.com
 -or-
 i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
 New York, NY  10005
 Attention:  Ms. Melanie Carpenter or Mr. Peter Majeski
 Tel.: (212) 406-3690, E-mail: bladex@i-advize.com

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our website at www.bladex.com